Exhibit 1.01

Frequency Electronics, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report for the year ended December 31, 2014 has been prepared by Frequency Electronics, Inc. (“Frequency” or the “Company,” “we,” “us,” or “our”) and is filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), on a consolidated basis, in accordance with the instructions to Form SD, as modified by the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the SEC on April 29, 2014 (the “SEC Statement”).

The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TGs) for the purposes of this assessment.  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”).

In accordance with the instructions to Form SD, as modified by the SEC Statement, this Report outlines the diligence measures undertaken by the Company to assess the source and chain of custody of necessary Conflict Minerals in its supply chain.  This Report is not subject to an independent private sector audit in accordance with the instructions to Form SD and the guidance set forth in the SEC Statement.

1. Company Overview

Frequency designs, develops and manufactures high precision timing, frequency control and synchronization products for space and terrestrial applications.  Frequency’s products are used in satellite payloads and in other commercial, government and military systems including C4ISR markets, missiles, UAVs, aircraft, GPS, secure radios, energy exploration and wireline and wireless communication networks.  Frequency has received over 100 awards of excellence for achievements in providing high performance electronic assemblies for over 150 space and DOD programs.  The Company invests significant resources in research and development and strategic acquisitions world-wide to expand its capabilities and markets.

2. Products Overview

The Company’s dominant business area is satellite payloads.  We have a unique legacy of providing master timing systems, power converters, and frequency generation, synthesis and distribution systems.  We are currently addressing new opportunities in frequency converters, transmitters and receivers, representing a significant increase in the potential revenue for Frequency’s products on any one satellite.  These products support primary and hosted payloads for both commercial and U.S. government end-use.  Currently, approximately one thousand satellites with varying remaining years of useful life are operating in High/Geostationary, Medium and Low Earth Orbits.  This number of operational satellites is expected to continue to grow over the next ten years as many new satellites are added and older ones are replaced.  Frequency’s products support multiple C4ISR (“Command, Control, Communication, Computer, Intelligence, Security and Reconnaissance”), counter measures and additional defense electronic applications for the U.S. government on land, sea and air-borne platforms.

Commercial markets include network infrastructure and other industrial uses.  The Company’s products support precise signal synchronization in mobile communication networks to maintain quality of service.  Our products support expanded bandwidth and security in public and enterprise networks.  The vast world-wide wireline network infrastructure incorporates thousands of central offices which provide network integrity and interconnectivity.  Frequency provides remote terminal units (“RTU”) for management of networks such as power grids and gas lines as well as specialized timing technology for oil and gas exploration.

Based upon Frequency’s internal assessment, most of the electronic system and subsystem products that we manufacture contain one or more of the 3TGs that are necessary to their functionality or production.

3. Supply Chain Overview and Survey

In order to manage the scope of the required diligence and information gathering, Frequency has relied upon our suppliers to provide information on the origin of the 3TGs contained in components and materials supplied to us, including sources of 3TGs that are supplied to them from sub-tier suppliers.  We integrated a responsible sourcing of minerals requirement through the adoption of our Conflict Minerals Policy and all purchase orders contain a notice that we will not accept parts that are known to contain 3TGs from the Covered Countries.  Our suppliers are expected to provide the 3TG-sourcing information to us in accordance with our Policy and to work with their suppliers to trace the source of the raw materials.  We have also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to our supplier survey and chain of custody diligence.  The Policy is posted on our website at: www.freqelec.com under the Vendors & Suppliers link.  The content of our website as referred to in this Report is included for general information only and is not incorporated by reference into this Report.

Frequency has performed a comprehensive analysis of our product components, and the role that suppliers play throughout our manufacturing and product delivery processes.  We defined the scope of our 3TG due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TGs.  We utilized the standard tools provided by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), including the template developed jointly by EICC-GeSI, known as the Conflict Minerals Reporting Template (the "CMRT").  The CMRT was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use.  In addition, the CMRT contains questions about the origin of conflict minerals included in the products, as well as supplier due diligence.  Written instructions and recorded training illustrating the use of the tool is available on Conflict Free Sourcing Initiative’s, or CFSI’s, website.  The CMRT has been widely adopted by many companies in their due diligence processes related to 3TGs.

We launched our initial due diligence communication survey in 2013 by sending the CMRT to each of our suppliers.  For the reporting period ended December 31, 2014, we again sent the CMRT to each of our suppliers for update or revision.  Our position in the supply chain is remote; we do not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with the 3TG.  However, we do rely upon industry (for example, EICC and the CFSI) efforts to influence smelters and refineries to be audited and certified through CFSI’s Conflict Free Smelter (CFS) program.

Due to the size, breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify all of the actors downstream from our direct suppliers.  We have identified 299 direct suppliers for our instruments, systems and subsystems that are within the scope of our conflict minerals supply chain.  Of these 299 suppliers, we received 205 responses to our request for information.  We have relied on the responses from these suppliers to provide us with information about the source of 3TGs contained in the components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

We continued to receive supply chain responses to the CMRT through April 30, 2015.  Despite having conducted a good faith diligence inquiry, we have been unable to determine the origin of all of the 3TGs used in our instruments, systems and subsystems.

We have learned through this engagement with our suppliers that the breadth and complexity of Frequency’s products and supply chain have made it complicated to obtain the necessary verifications from many of our suppliers on the origin of all of the minerals.  By using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts, we hope to develop further transparency into our supply chain as our diligence efforts continue in the future.

4.  Design of Our Due Diligence and Description of the Due Diligence Process

As noted above, our due diligence processes and efforts have been developed by utilizing the standard tools provided by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI), including CMRT.  We designed our due diligence process, management systems and measures to conform in all material respects with the 5-step framework set forth in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Second Edition 2013) (the “Guidance”), together with additional guidance and information from EICC.

Our conflict minerals due diligence process includes: the development of a Conflict Minerals Policy, establishment of governance structures with cross-functional team members and senior executives, communication and engagement with suppliers, due diligence compliance process and measurement, recordkeeping, and escalation procedures.  As part of our diligence process, we have set forth a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database

In 2013, we established a management protocol for complying with Rule 13p-1, which included the development of a Conflict Minerals Task Force led by our Executive Vice President, Chief Financial Officer, Director of Purchasing, and a team of leaders from relevant functions such as, purchasing, quality assurance, manufacturing and marketing.  The Task Force, under the leadership of the Director of Purchasing, is responsible for implementing our conflict minerals compliance strategy. Senior management is briefed about the results of our due diligence efforts on a regular basis, including periodic reports to the Audit Committee of the Board of Directors on our due diligence process and compliance obligations.

As we move forward with the continued implementation of our due diligence program, we intend to take the following steps to mitigate any possible risk that the necessary 3TGs in our products could benefit armed groups in the DRC or adjoining countries:

• Enhance supplier communication, training and escalation process to improve due diligence data accuracy and completion.

• Continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

Frequency will work with suppliers who are verified as sourcing from non-conflict-free smelters to move towards using conflict-free smelters within a reasonable time frame.  The time frame will be dependent on the criticality of the specific part and the availability of alternative suppliers.

Due Diligence Process

At the outset of our 2014 diligence process, we elected to survey our entire known component and outsourced manufacturing (OEM, ODM, CM) supply chain, which consisted of 299 suppliers who were within the scope of our 3TG supply chain.  Our foreign subsidiaries, Gillam-FEI (Belgium) and FEI-Asia (China) did not participate in the process during 2013 and 2014, but will participate in the process during 2015.  We have not received sufficient information at this time from our suppliers to confirm with certainty the country of origin or source smelters for the 3TGs in our products.

(a)           Efforts to determine country of origin of mine or 3TG

Tracing materials back to their mine of origin is a complex aspect of responsible sourcing in our supply chain.  By adopting methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requiring that our suppliers conform with the standards set forth in the OECD Guidance and report to us using the CMRT, we are continuing our efforts to determine the smelters and refiners used by our supply chain and verify the most reasonable known mine of origin information available.  Through this industry joint effort, we have made a reasonable determination of certain of the mines or locations of origin of the 3TG in our supply chain.  We have also requested that all of our suppliers support this initiative by adopting policies and procedures consistent with the industry-wide sourcing initiative and working to align their sources with the “Known” and “Conflict Free” lists of sourced minerals.

(b)           Smelters or Refiners Identified

In adopting the CFSI’s industry approach to chain of custody, we have attempted to trace back the origin of 3TGs by identifying smelters, refineries or recyclers and scrap supplier sources.  Using the CMRT and the CFS program, Frequency sought to trace the mine of origin of the 3TG to its ore level.  The CFS program audits smelters and refineries to ensure that all certified smelters and refineries only use the ores that are conflict-free from the DRC and covered countries.  Our vendors have identified the names of over 1,400 smelters and refineries which provide 3TGs for the parts manufactured by these vendors.  A list of the 43 countries in which these smelters and refineries are located is attached as Appendix A to this Report.  Not all of our vendors have fully responded to our due diligence survey and we will continue to compile the names of additional smelters and refineries identified by those vendors who did respond and are working to verify the information provided.  Certain of our vendors indicated that not all of their smelters and refineries have been certified as conflict-free and we are continuing our diligence to verify this information.

We have identified one smelter, Malaysia Smelting Corporation (MSC) (Smelter ID# CID001105), in Butterworth, Penang, Malaysia which sources approximately 15-20% of its tin from artisanal mines in Central Africa, specifically Rwanda and the Southern Katanga Province of the DRC.  We understand that this smelter has been audited and certified as DRC Conflict Free by the CSFI and is listed on the CSFI Conflict-Free Tin Smelter List.  According to CSFI, the smelter is presently in the re-audit process.

As Frequency continues its due diligence efforts in 2015, we will continue to identify the smelters and refineries used by our vendors and compile a comprehensive list of those which are identified and verified with a source of origin in the Covered Countries.

Conclusion

Due to the size, breadth and complexity of our products, and the constant evolution of our supply chain, the process of successfully tracing all of the conflict minerals used in our products back to their country of origin will require additional time and resources.  Our due diligence efforts are continuing and our subsidiaries in Belgium and China are engaging in the process for the next reporting period ending December 31, 2015.  We are committed to implementing processes to improve the quantity and quality of responses from our supply chain and to verify the accuracy and completeness of the information we receive directly from suppliers or which is otherwise available to us through industry and other initiatives.

Our ability to make determinations about the presence and source of origin of 3TGs in our products depends upon a number of factors including, but not limited to, (i) the respective due diligence efforts of our tier one suppliers and their supply chain, as well as their willingness to disclose such information to us, and (ii) the ability and willingness of our supply chain to adopt the OECD Guidance and other initiatives or guidance that may develop over time with respect to responsible sourcing.  The failure to obtain reliable information from any level of Frequency’s supply chain could have a material impact on our ability to provide meaningful information on the presence and origin of 3TGs in our products’ supply chain with any reasonable degree of certainty.  There can be no assurance that our suppliers will continue to cooperate with our diligence inquiries and our requests for certifications or to provide us with the documentation or other evidence that we consider reliable or in a time frame sufficient to allow us to make a reasonable and reliable assessment following appropriate further diligence measures, as may be required.

Appendix A

Frequency Electronics, Inc.
List of Countries in which smelters and refineries are located
For the Year Ended December 31, 2014

Our 205 vendors identified an aggregate of over 1,400 smelters and refineries which provide 3TG material to them for the manufacture of their products.  These smelters and refineries are located in 43 countries:

American Samoa
Argentina
Australia
Austria
Belgium
Bolivia
Brazil
Canada
Chile
China
Czech Republic
Ethiopia
France
Germany
Hong Kong
India
Indonesia
Italy
Japan
Kazakhstan
Kyrgyzstan
Malaysia
Mexico
Netherlands
Peru
Philippines
Poland
Republic of Korea
Russian Federation
Rwanda
Saudi Arabia
Singapore
South Africa
Spain
Sweden
Switzerland
Taiwan
Thailand
Turkey
United Kingdom
United States
Uzbekistan
Vietnam